- **EBT ended at MNOK 65 for the full year (20)**
- **Q4 revenue growth 2,9%**
- **Q4 cashflow from operations MNOK 76 (92)**

Q4 2003 preliminary

Highlights

2003 was the best year for Unitor since 1998. EBT ended at MNOK 65 for the year and at MNOK 11 for Q4. This improved result is due to a strong focus on improving operations and Unitor has delivered substantial savings in 2003. These gains has however not materialized on the bottom line due to the unfarourable development in currency exchange rates. Unitor's main sales currency is USD whereas the main purchasing and operating cost currency is EUR and NOK. To get a more neutral currency balance is an important challenge for Unitor short and medium term.

The final 2003 accounts will be presented to the board on March 25th for approval. The General Assembly will be held on May 13th.

Financial performance

Q4 revenue ended at MNOK 526 (530). This includes a year end adjustment of MNOK 11 for disposal of cylinders. In addition there is a shortfall in revenues of MNOK 8 from Unitor FiFi, a subsidiary sold Q2 2003. Adjusted for this revenue is up 2.9%.

Q4 operating result ended at MNOK 11, MNOK 63 better than Q4 2002. The improvement is due to MNOK 42 in lower restructuring costs and write downs, a one-time reduction in pension expenses of MNOK 10 and a lower operating cost level than in 2002. EBITDA ended at MNOK 42 (43) and EBIT at MNOK 21 (23). Both ratios include currency gain of MNOK 6 (29). EBT was MNOK 11 (-33).
Total assets ended at MNOK 1,502 a reduction of MNOK 111 from Q3 2003. Net interest bearing debt has been further reduced to MNOK 237 (369), a decline of MNOK 58 from previous quarter. Equity ended at MNOK 881 (835), giving an equity ratio of 58,7%.

Cash flow from operations is strong and contributed MNOK 76 (92) in the quarter.

Q4 employee figure include 109 employees transferred from Marine Alliance to Unitor and a build up of the USE operation in Poland and China.

Unitor Ships Service

Q4 revenue from Unitor's traditional marine supply and service business totalled MNOK 394 (412). Adjusted for cylinders (MNOK 11), the decline is MNOK 7. With regard to revenue from Unitor's sales areas the picture is mixed. Far East, Americas and South East Europe increased revenue whereas it declined in Europe, compared to Q4 2002. In Europe, however, there are some positive signs and in December Unitor signed Safety fleet agreement contracts with several major customers covering safety services for 350 vessels.

For the Business Units, Chemicals came out on the top with sales growing 10% to MNOK 132 (120). Sales of chemicals to the industrial market remained stable at MNOK 41 (42). Sales of Refrigeration products remained stable at MNOK 56 (57). The same applies to Maintenance & Repair with sales of MNOK 91 (91). This is encouraging as one of Unitor's main goals is to turn the negative revenue trend to a positive one for these 2 BU's. Sales of Safety products totalled MNOK 73 (96). The reduction relates to one time sales of safety equipment (EEBD's) in Q4 2002 of MNOK 25. In Q4 2003 these sales are at a normal level of MNOK 2.

During Q4 Unitor Ships Service launched a new range of portable gas detection instruments. These are used during cargo unloading and cargo hold cleaning operations to protect the crew from toxin gases. The first order obtained was for 72 vessels valued at more than $70.000. A fourth Unitor Spares Centre was opened in Piraeus. Unitor now has centres in our 4 main points of operation. Customer response is very positive. To reduce the loss of cylinders, Unitor is considering to offer a track and tracing solution. Such solution will in addition add value to our customer offer as the customer face increasing challenges in meeting tighter security requirements from port authorities.

Unitor Ships Equipment

A combination of favourable market conditions and Unitor's strong presence in the shipbuilding markets in Asia resulted in Q4 revenue of MNOK 132 (MNOK 110, when adjusted for Fi-Fi Systems).

The Marine Systems part of Ships Equipment generated revenue of MNOK 84 (MNOK 78) while order intake was MNOK 99 (MNOK 99). Order reserve end Q4 is MNOK 281. In addition to the regular newbuilding market, Marine Systems is currently very active in final stage of the Halon conversion market where all existing Halon fire-extinguishing systems are to be replaced with an alternative system by end of 2004.

Q4 revenue from Marine Contracting was MNOK 48 (MNOK 32). The order reserve is MNOK 250 (MNOK 312), a decline considered normal in a business somewhat cyclical as a consequence of few but large projects. The high activity level in contracting of new LNG carriers as well as upgrade of existing or construction of new LNG offshore or onshore terminals gives good prospects for Marine Contracting's insulation activities.

The Unitor Water Ingress Monitoring System was launched as a solution to new IMO regulations requiring bulk carriers to have such equipment installed. The system will be marketed to existing vessels as well as to newbuildings.
In Q4, in line with Unitor's overall strategy to reduce costs and to move operations closer to the main markets, USE completed the transfer of all vital operational functions including product management, project management, engineering and logistics to Poland and China.

Shareholder information

At the end of the year the 3 largest shareholders controlled 88,86% of the outstanding shares in the company.
*Note: figures in parenthesis are for 4Q 2002.

Key ratios		2003 4 q	2002 4 q	2003 3 q	2003 2 q	2003 1 q
Operating revenues	MNOK	526	530	562	536	535
EBITDA	MNOK	42	43	32	56	66
EBIT	MNOK	21	23	12	36	46
EBT	MNOK	11	(33)	5	31	18
EPS	NOK	0.39	(1.30)	0.16	0.95	0.55
Cashflow from operations	NOK	76	92	19	25	30
Earnings per share fully deluted	NOK	0.39	(1.30)	0.16	0.95	0.55
Operating margin	%	2.9	(1.1)	2.2	2.1	0.8
EBITDA margin	%	7.9	8.2	5.7	10.4	12.4
EBT/Sales	%	2.1	(6.2)	0.9	5.8	3.4
Return on capital employed (ROCE)*	%	4.9	(1.8)	3.9	3.5	1.3
Return on equity (ROE)*	%	3.5	(12.0)	1.4	8.6	5.1
Average sale pr. order	NOK	9 132	8 632	9 207	8 510	8 649
Number of orders	Number	38 749	42 846	41 902	43 341	42 525
Number of employees	Number	1 330	1 251	1 181	1 185	1 234

* Annualised
Definition: EBITDA = {Ordinary operating result** + Ordinary depreciation + Net currency hedge}
** Ordinary operating result is corrected for accruals and write downs from restructuring and discontinued activity

dlw 3/4

Contact persons: Jarle Roth, CEO phone +47 22 13 14 15 Knut Abrahamsen, CFO phone +47 22 13 14 15


Misc.
36
(35)
2%
Unitor Chem.
130
(128)
8%
Maint.
& Rep.
382
(412)
23%
Chem.
528
(514)
32%
Refrig.
239
(248)
15%
Safety
322
(397)
20%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE ytd
Total MNOK 1.637 (MNOK 1.734)
()= 2002 figures



Marine
Contr.
130
(143)
25%
2
(1)
0%
10
(33)
2%
Maint.
& Rep.
34
(46)
7%
Safety
294
(246)
56%
Refrig.
52
(25)
10%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT ytd
Totalt MNOK 522 (MNOK 494)
()= 2002 figures



Misc.
1
(6)
0%
41
(42)
10%
Chem.
132
(120)
34%
Maint.&
Rep.
91
(91)
23%
Refrig.
56
(57)
14%
Safety
73
(96)
19%

SALES BY PRODUCT GROUP
UNITOR SHIPS SERVICE 4 q
Total MNOK 394 (MNOK 412)
()= 2002 figures



Marine
Contr.
48
(32)
36%
(8)
0%
Safety
65
(63)
50%
Refrig.
11
(5)
8%
Maint.
& Rep.
8
(10)
6%

SALES BY PRODUCT GROUP
UNITOR SHIPS EQUIPMENT 4 q
Totalt MNOK 132 (MNOK 118)
()= 2002 figures

Profit and loss statement	2003	2002	2003	2002
MNOK	YTD	YTD	4 q	4 q
Operating revenues	**2 159**	**2 228**	**526**	**530**
Cost of goods sold	1 212	1 227	297	295
Wages and social benefits	426	444	107	116
Other operating costs	398	419	87	103
Ordinary depreciation	81	93	20	22
Restructuring cost and Write downs	24	53	4	46
Operating result	**18**	**(8)**	**11**	**(52)**
Net interest income/ (costs)	(11)	(13)	(3)	(2)
Net other financial gain/ (loss)	58	41	3	21
Net financial costs	**47**	**28**	**(0)**	**19**
Earnings before tax	**65**	**20**	**11**	**(33)**
Estimated taxes	25	10	4	(7)
Net profit	**40**	**10**	**7**	**(26)**

Balance sheet	2003	2003	2002
MNOK	4 q	3 q	
Intangibles	226	230	231
Other long term assets	358	374	401
Inventories	420	427	443
Accounts receivable	395	447	434
Other short term receivables	39	37	38
Cash and bank deposits	64	98	68
Total assets	**1 502**	**1 613**	**1 615**
Total paid-in equity	599	599	599
Other equity	282	279	236
Total equity	**881**	**878**	**835**
Long term interest bearing liabilities	301	393	437
Other long term liabilities	11	10	9
Short term interest bearing liabilities	0	0	0
Other short term liabilities	309	332	334
Total liabilities	**621**	**735**	**780**
Total equity and liabilities	**1 502**	**1 613**	**1 615**

Revenues/Result per Division	2003	2002	2003	2002
Operating Revenue	YTD	YTD	4 q	4 q
Division Ships Service	1 637	1 734	394	412
Division Ships Equipment	522	494	132	118
Operating Result				
Division Ships Service	194	194	55	(10)
Division Ships Equipment	37	30	(5)	(1)
Division Head Office and others	*(213)*	*(232)*	*(39)*	*(41)*

Analysis of cashflow	2003	2002	2003	2002
MNOK	YTD	YTD	4 q	4 q
Net change in cash from operation	150	359	76	92
Net change in cash from investments	(23)	(58)	(23)	(20)
Net change in cash from financing	(131)	(377)	(87)	(88)
Net change in cash	**(4)**	**(76)**	**(34)**	(16)
Cash position 01.01	68	144	98	84
Cash position 31.12	**64**	**68**	**64**	**68**

Equity	Paid-in equity	Other equity	Total Equity
Equity per 31.12.02	599	236	835
Net profit		40	40
Currency exchange differences		6	6
Equity per 31.12.03	599	282	881

The Financial Statements are presented in accordance with the Accounting Act and Norwegian Generally Accepted Accounting Principles.
No changes in principles from Annual Report 2002.

UNITOR

UNITOR ASA
www.unitor.com

Mail: P.O. Box 300 Skøyen, N-0213 Oslo, Norway
Office: Drammensvn. 211, N-0281 Oslo, Norway

Tel: +47 22 13 14 15
Fax: +47 22 13 45 00